UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-35755

DELTA TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

16 Kaifa Avenue, Danyang, Jiangsu, China 212300

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Start of New Business Line

Delta Technology Holdings Limited (the “Company”, “we”, or “us”)is a fine and specialty chemical manufacturer, primarily engaged in manufacturing and selling of organic compound including para-chlorotoluene (“PCT”), ortho-chlorotoluene (“OCT”), PCT/OCT downstream products, and other by-product chemicals and distributing fine and specialty chemicals to end application markets including automotive, pharmaceutical, agrochemical, dye & pigments, aerospace, ceramics, coating-printing, clean energy and food additives.

Since the second half of 2017, management has noticed that the national and local Chinese government agencies have continuously strengthened their environmental protection policies for industrial companies, especially for companies in the chemicals industry. The strict regulation and restrictions on companies in the chemical industry has significantly hampered our production capabilities. The same applies to production and operations of downstream customers, which has caused a production shortage in the entire industry. The demand for the Company’s products has also reduced, and this has resulted in a significant reduction in our sales revenue during this fiscal year.

Our revenue dramatically decreased approximately 74% for the fiscal year ended June 30, 2016 (approximately $53 million) comparing to that for the fiscal year ended June 30, 2015 (approximately $202 million). Such decrease was mainly due to the low demand as result of the slowdown in China’s economic growth. Also, the Company exited the Supply Chain Management segment due to its low margins during fiscal year ended June 30, 2016. For the year ended June 30, 2016, we incurred a net loss of approximately $6.8 million comparing with net income of approximately $1.4 million for the fiscal year ended June 30, 2015. The decrease was mainly due to the decrease of revenue and the provision made.

Although our revenue for the fiscal years ended June 30, 2017 slightly increased to approximately $56 million from $53 million for the fiscal years ended June 30, 2016, our loss before tax increased to $28.4 million from $7.6 million. The increase in net loss in the fiscal year ended June 30, 2017 was mainly due to the decrease of gross profits and the doubtful debts provision being made.

In the fiscal year ended June 30, 2018, our revenue decreased by 31.69% year over year and we incurred net loss of approximately US$82.89 million due to significant bad debts provision of approximately US$77.81 million. Our gross profit margin was driven down from 6.97% to 5.11% due to the high competition for our PCT/OCT products for the fiscal year ended June 30, 2018.

Our profits have kept decreasing due to increased expenditures on complying with the new environmental protection regulations. Under the current situation, the Company is unable to accurately predict the future policies and market direction of the chemical industry.

The Company began exploring the possibility of engaging in a new business as a result of the uncertainties surrounding the chemicals industry, and discovered that tea beverages and light foods are currently very popular in the consumer market. Upon further research and investigation, management is optimistic about the future of the tea beverages and light foods industry and has decided to pursue this as a new line of business.

Planned Business

This business will be conducted via the Company’s newly formed subsidiary, Shanghai Ming Yun Tang Tea Limited (“Shanghai MYT”) which controls Hunan Mingyuntang Brand Management Company (“Hunan MYT”) via a series of contractual agreements. Management expects to provide high-quality tea beverages via a tea shop chain under the brand Mingyuntang (茗韵堂). The products to be offered include trendy tea drinks, baked breads, cakes and deserts, etc., targeting China’s new urban generation. The tea drinks will be developed based on a variety of teas, which are used in beverages such as fresh milk tea, fruit tea and milk cap tea. All of the Mingyuntang products will be focused on not only their taste but also their aesthetic presentation and health benefits.

Management expects Mingyuntang to gradually open stores in small and medium-sized cities in China, where more and more consumers are seeking satisfaction through better taste in blended tea beverages. By offering tea beverages, baked goods and tea-related gifts in a pleasant and comfortable environment, we aim to attract China's younger generation aged between 20 to 40 who tend to pay more attention to their quality of life. This group historically were not the target consumer group for traditional Chinese tea products.

The stores we plan to open include flagship stores and general stores. Flagship stores are designed to offer both drinks and snacks which we envision to cover a floor area of 80-150 square meters (about 860-1,615 square feet) each. Our general stores will mainly offer drinks and we expect coverage of a smaller floor area of 40-80 square meters (about 430-860 square feet) each. In addition to physical stores, we plan to team up with China's online food delivery operators to allow consumers to order drinks and snacks through the Internet.

We have identified the necessary resources for our new business, including raw materials suppliers. We also identified the potential store spaces for renting. We plan to establish a robust personnel management system including recruitment, training and competitive compensation. We expect everything ranging from the stores’ decoration and accessories to its product exhibitions will be standardized to ensure the best consumer experience.

Appointment of Two New Independent Directors

On November 22, 2018, Lizhong Zhang and Yeyun Tan were appointed as directors of the Delta Technology Holdings Limited, effective immediately.

Mr. Zhang currently serves as a director of Hong Kong Boen Investment Management (“Boen”). Prior to joining Boen, Mr. Zhang was the Vice President of the China branch of Luzhiyun Bioengineering Group Co., Ltd., and the Honorary President of Lvzhiyun International Business School from 2014 to 2017. From 2010 to 2014, Mr. Zhang was the Executive General Manager of Jintan Apollo Biological Products Co., Ltd. Mr. Zhang has an associate degree from Taiwan Aviation Technology College.

The Company entered into a director agreement with Mr. Zhang (the “Zhang Director Agreement”) pursuant to which he shall receive an annual compensation of $8,000 and 10,000 ordinary shares of the Company per year.

Ms. Tan currently serves as the General Manager of Hunan Guoyunding Trading Co., Ltd. (“Guoyunding”). Prior to joining Guoyunding, Ms. Tan was the Executive General Manager of Hunan Legend Bioengineering Co., Ltd from 2015 to 2017. From 2013 to 2015, Ms. Tan was the General Manager of Hunan National Tea Industry Development Co., Ltd. Ms. Tan has an associate degree in Tourism and Hotel Management from Hunan Normal University, Department of Business and Tourism, and an associate degree in Tourism and Hotel Management from Hunan Changsha Environmental Protection Vocational and Technical College.

Mr. Zhang and Ms. Tan have no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Zhang and Ms. Tan had, or will have, a direct or indirect material interest.

The Company entered into a director agreement with Ms. Tan (the “Tan Director Agreement”) pursuant to which she shall receive an annual compensation of $8,000 and 10,000 ordinary shares of the Company per year.

Mr. Zhang and Ms. Tan both qualified as independent directors under the Exchange Act of 1934, as amended, and the rules of The NASDAQ Stock Market. Mr. Zhang and Ms. Tan are appointed as members to the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

As such, the Board of Directors of the Company currently consists of two executive directors, Mr. Long Yi and Mr. Changguang Wu and five independent directors, namely, Linchai Zhang, Jiehui Fan, Anatoly Danilitskiy, Lizhong Zhang and Yeyun Tan.

The above description of the Zhang Director Agreement and Tan Director Agreement are qualified in their entirety by reference to the complete text of the Zhang Director Agreement and Tan Director Agreement by and between Lizhong Zhang, Yeyun Tan, and the Company dated November 22, 2018, which is filed hereto as Exhibits 10.1 and 10.2.

Appointment of Jun Jiang as General Manager

Effective November 22, 2018, our Board appointed Mr. Jun Jiang as the General Manager of the Company’s newly created New Consumer Unit.

The biographical information of Mr. Jiang is set forth below.

Mr. Jun Jiang, 35, served as the Chief Operating Officer of Hunan Baixiaoduo Electronic Commerce Co., Ltd. since January, 2017. From June, 2016 to December, 2016, Mr. Jiang served as the Marketing Director of Hunan Hongxing Shengkang Grease Co., Ltd. From January, 2014 to May, 2016, Mr. Jiang was self-employed in operating a store selling imported snacks. From May, 2013 to December, 2013, Mr. Jiang served as the Senior Sales Manager of Shanghai Chunzhitang Biological Products Co., Ltd. Mr. Jiang received his Bachelor of Science degree from Hunan University of Traditional Chinese Medicine in 2007.

Mr. Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Jiang has entered into an employment agreement (“Jiang Employment Agreement”) with the Company, pursuant to which he shall receive an annual base salary of RMB 150,000 under the Jiang Employment Agreement, We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay equal to 12 months of base salary. The executive officer may terminate the employment at any time with a one-month advance written notice if there is any significant change in the executive officer’s duties and responsibilities or a material reduction in the executive officer’s annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to 12 months of the executive officer's base salary.

The above description of Jiang Employment Agreement is qualified in its entirety by reference to the complete text of the Jiang Employment Agreement by and between Jun Jiang and the Company dated November 22, 2018, which is filed hereto as Exhibits 10.3.

Closing of the Private Placement

As previously disclosed in the 6-K filed on September 19, 2018, on September 18, 2018, the Company entered into certain securities purchase agreement (the “SPA”) with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to offer and sell up to 2,500,000 of its ordinary shares (the “Shares”), par value $0.0001 per share (“Common Stock”), at a per share purchase price of $0.55. The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes. The parties to the SPA have each made customary representations, warranties and covenants.

The transaction contemplated in the SPA closed on November 19, 2018. This issuance and sale are exempt from the registration requirements of the Securities Act pursuant to Regulation S promulgated thereunder.

The form of the SPA is filed as Exhibit 10.4 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Entry Into VIE Agreements

On November 19, 2018, in connection with the closing, of the private placement described above, the Company’s newly formed wholly owned subsidiary, Shanghai MYT entered into a series of VIE agreements with Hunan MYT and its shareholder Peng Fang, including Exclusive Business Cooperation Agreement, Timely Reporting Agreement, Exclusive Option Agreement and Share Pledge Agreement (collectively the ”VIE Agreements”), pursuant to which Shanghai MYT shall control Hunan MYT and receive all the economic interests of Hunan MYT.

Material terms of each of the VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, Shanghai MYT provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT granted an irrevocable and exclusive option to Shanghai MYT to purchase from Hunan MYT, any or all of Hunan MYT’s assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT by Shanghai MYT under this agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT from time to time, which is substantially equal to all of the net income of Hunan MYT.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement, Peng Fang irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

Share Pledge Agreement

Under the Share Pledge Agreement among Shanghai MYT, Peng Fang and Hunan MYT, Peng Fang pledged all of his equity interests in Hunan MYT to Shanghai MYT to guarantee the performance of Hunan MYT’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT promptly provides all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT and the Company.

Under the Timely Reporting Agreement, Hunan MYT agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, Peng Fang authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

The above description of the VIE Agreements are qualified in their entirety by reference to the complete text of the VIE Agreements by and between Peng Fang, Shanghai MYT and Hunan MYT dated November 19, 2018, which are filed hereto as Exhibits 10.5 to 10.9.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2018	DELTA TECHNOLOGY HOLDINGS LIMITED

	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.1	Zhang Director Agreement dated November 22, 2018
10.2	Tan Director Agreement dated November 22, 2018
10.3	Jiang Employment Agreement dated November 22, 2018
10.4	Form of Securities Purchase Agreement dated September 18, 2018
10.5	Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, dated November 19, 2018
10.6	Exclusive Option Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated November 19, 2018
10.7	Share Pledge Agreement among Peng Fang, Shanghai MYT and Hunan MYT, dated November 19, 2018
10.8	Timely Reporting Agreement between Shanghai MYT and Hunan MYT, dated November 19, 2018
10.9	Power of Attorney dated November 19, 2018